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                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                               (Check One):

[X]Form 10-K   [  ]Form 20-F   [  ]Form 11-K   [  ]Form 10-Q   [  ] Form N-SAR

For Period Ended:              December 31, 1993

     [   ]Transition Report on Form 10-K
     [   ]Transition Report on Form 20-F
     [   ]Transition Report on Form 11-K
     [   ]Transition Report on Form 10-Q
     [   ]Transition Report on Form N-SAR
     For the Transition Period Ended:
_______________________________________________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________________

     If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the Notification relates:
_______________________________________________________________________________

Part I - Registrant Information
_______________________________________________________________________________

                   POLICY MANAGEMENT SYSTEMS CORPORATION
                         (Full Name of Registrant)

                       One PMS Center (P.O. Box Ten)
              Blythewood, S.C. (Columbia, S.C.) 29016 (29202)
                  (Address of Principal Executive Office)
_______________________________________________________________________________

Part II - Rules 12b-25(b) and (c)
_______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
                                                      [X] Yes     [    ] No

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

                                                      [X] Yes     [    ] No

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
                                                      [X] Yes     [    ] No

______________________________________________________________________________

Part III - Narrative
______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          Policy Management Systems Corporation (the "Company") is unable to file timely its Form 10-K for the year ended December 31, 1993, without unreasonable effort or expense. In late February of 1994, the Company's independent auditors completed a special audit of the Company's financial statements as of and for the six months ended June 30, 1993. As a result of the work involved in the special audit, certain of the Company's financial statements were restated and audit work related to the last six months of 1993 was delayed. Certain routine, but necessary audit work will be completed by the Company's auditors, Coopers & Lybrand, over the next several days in order for them to issue their opinion on the Company's 1993 financial statements and enable the Company to file its SEC reports.
_______________________________________________________________________________

Part IV - Other Information
_______________________________________________________________________________

      (1) Name and telephone number of person to contact in regard to this notification

         Timothy V. Williams                (803)                735-5638
                (Name)                   (Area Code)       (Telephone Number)


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     (2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                       [   ] Yes     [X] No
               Form 10-Q for the period ended September 30, 1993

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes     [    ] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               The Company's initial filing of its Annual Report on Form 10-K will include only the results of operations for the year ended December 31, 1993. As previously reported, a special audit of 1992 is pending but not completed thereby resulting in the inability to report comparative audited results. Results of operations for 1992 as previously reported are intended to be restated upon completion of that special audit.

Policy Management Systems Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                    POLICY MANAGEMENT SYSTEMS CORPORATION

Date:  March 31, 1994    By: Timothy V. Williams
                             Executive Vice President
                             (Chief Financial Officer)



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